UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

3.75% Senior Exchangeable Convertible Notes Due 2011

On March 2, 2010, CDC Corporation (“CDC Corporation”), the parent company of CDC Software Corporation (“CDC Software”) filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution Capital Management LLC and certain of its affiliates (“Evolution”) alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to CDC Corporation’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of the Notes held by them, together with accrued, retroactive and default interest (the “New York Case”). Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in the New York Case.

On March 2, 2010, CDC Corporation filed a memorandum of law in opposition to Evolution’s motion for summary judgment in the New York Case.

On April 28, 2010, the Supreme Court of New York, County of New York, denied Evolution’s motion for summary judgment in the New York Case. CDC Corporation’s complaint against Evolution remains pending.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: April 28, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel